XT CAPITAL PARTNERS, LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                        MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

XT Capital Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 East Main Street

Westport	**CT**	**06880**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie M. Cochran   **(212) 909-2680**
                                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name -- if individual, state last, first, middle name)

11 Broadway Suite 700	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Julie M. Cochran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XT Capital Partners LLC, as of 12/31/2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Julie M. Cochran
Signature

Managing Partner
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XT CAPITAL PARTNERS, LLC

Table of Contents

December 31, 2020



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
XT Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of XT Capital Partners, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as XT Capital Partners, LLC's auditor since 2018.

New York, NY

March 30, 2021

XT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current Assets

Cash	$	136,450
Fees receivable		2,958,710
Other receivable		10,000

Total Current Assets   3,105,160

Equipment, net   360

Prepaid expenses and other assets   17,463

   TOTAL ASSETS $ 3,122,983

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable and accrued expenses	$	2,881,497

Total Current Liabilities   2,881,497

Members' Equity   241,486

   TOTAL LIABILITIES AND MEMBERS' EQUITY $ 3,122,983

See accompanying notes to financial statement.

2

XT CAPITAL PARTNERS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2020

Note 1 - Nature of Operations

XT Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for institutional investors.

Effective December 30, 2010, the Company became a member of the Municipal Securities Rulemaking Board.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Concentration of Credit Risk

The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short term nature of these investments.

As of December 31, 2020, the Company maintained its cash balance of $136,450 with one financial institution which, at times, may exceed federally insured limits. The Company's cash balance includes a checking account and an interest bearing savings account. The Company has not experienced any loss in these accounts and believes it is not subject to any significant credit risk.

Note 2 - Summary of Significant Accounting Policies (continued)

Fees Receivable

Fees receivable are carried at the amounts billed to investment managers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for credit losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

The Company had no contract assets or contract liabilities reported on its statement of financial condition.

Note 2 - Summary of Significant Accounting Policies (continued)

Significant Judgements

Revenue from contracts with customers includes fees from third party marketing revenue from raising capital on behalf of hedge funds, private equity, and other alternative funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment	3 Years
Furniture	7 Years

Income Taxes

No provision for federal and state income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their respective personal income tax returns.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Note 2 - Summary of Significant Accounting Policies (continued)

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize all leases with a term greater than 12 months on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This guidance is effective for years beginning after December 15, 2018, with early adoption permitted. ASU 2016-02 did not have a material impact to the Company's financial statement and related disclosures since the Company does not have any leases with a term greater than 12 months.

Note 3 – Concentration of Fees Receivable

Fees receivable relating to five investment managers at December 31, 2020 accounted for 96% of the fees receivable.

Note 4 - Commitments

The Company leased office space in Connecticut under an operating lease which expired during 2020. Effective November 2020, the Company entered into a new operating lease in Connecticut. This lease requires the Company to pay utilities and other costs associated with the office space and expires in November 2021.

Note 5 – Related Party Transactions

Related parties transactions include the payments to the members of the Company and payments made to the Company's retirement plan on behalf of the members of the Company.

Guaranteed payments to the members that are intended as compensation for services rendered are accounted for as company expenses rather than as allocations of membership net income.

The Company maintains a Qualified Retirement Plan for its participants. Company contributions are made at the discretion of the members and are subject to limitations provided by the Internal Revenue Code.

Note 5 – Related Party Transactions (continued)

During the year, the Company engaged registered representatives to provide marketing support in its private placement activities. Fees to representatives are based on the amount of funds successfully placed.

Note 6 - Net Capital Requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was approximately 26 to 1 and therefore exceeded the 15 to 1 requirement.

At December 31, 2020, the Company's net capital was approximately $109,000 which was approximately $83,000 below its minimum requirement of approximately $192,000 under SEC Rule 15c3-1.

To prospectively comply with the net capital requirements noted above, in March 2021, the Company amended agreements with their registered representatives to include a subordination clause which will result in compensation payable to the registered representatives to be excluded from aggregate indebtedness pursuant to Rule 15c-1(c)(1)(xi). This will also reduce the effect aggregate indebtedness has on the Company's minimum net capital requirement.

Note 7 - Exemption from Rule 15c3-3

The Company is exempted from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

XT CAPITAL PARTNERS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2020

Note 8 - Risks and Uncertainties

During the 2020 calendar year, the World Health Organization had declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company could be subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be fully predicted at this time. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be adversely affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.